UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Amendment No. 27

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

AUGUSTA RESOURCE CORPORATION

(Name of Subject Company (Issuer))

HUDBAY MINERALS INC.

(Names of Filing Persons (Offeror))

Common Shares
(Title of Class of Securities)

050912203

(CUSIP Number of Class of Securities)

HudBay Minerals Inc.

25 York Street, Suite 800,

Toronto, ON M5J 2V5

Attention: Patrick Donnelley, Esq.

Vice President, Legal and Corporate Secretary

(416) 362-2576
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Kari MacKay, Esq.
Mark L. Mandel, Esq.	Goodmans LLP
Milbank, Tweed, Hadley & McCloy LLP	Bay Adelaide Centre
One Chase Manhattan Plaza	333 Bay Street, Suite 3400
New York, NY 10005-1413	Toronto, ON M5H 2S7
(212) 530-5026	(416) 979-2211

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee**
$238,887,478.07	$30,768.71

*                  Estimated solely for the purpose of calculating the amount of the filing fee based on a transaction value equal to the product of (i) US$1.795, which is the average of high and low sale prices of the common shares of Augusta Resource Corporation as reported on the NYSE MKT on February 5, 2014, and (ii) 133,084,946 Common Shares in the aggregate that may be received by Hudbay Minerals Inc. or cancelled in the transaction described herein.

**            The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$30,768.71
Form or Registration No:	Form F-10
Filing Party:	HudBay Minerals Inc.
Date Filed:	February 11, 2014

☐             Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.

☐    ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.

☐    GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.

☐    AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 27 (this “Amendment”) to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on February 11, 2014 (the “Schedule TO”), by HudBay Minerals Inc., a corporation organized under and governed by the laws of Canada (“Hudbay”), relating to the offer to purchase (the “Offer”) by Hudbay for all of the issued and outstanding common shares (the “Augusta Shares”) of Augusta Resource Corporation, a corporation existing under the laws of Canada (“Augusta”), other than any Augusta Shares held directly or indirectly by Hudbay and its affiliates, including any Augusta Shares that may become issued and outstanding upon the exercise, exchange or conversion of any options or any other rights to acquire Augusta Shares after the date of the Offer but prior to the expiry time of the Offer, together with the associated rights issued under Augusta’s shareholder rights plan, for consideration per Augusta Share of 0.315 of a common share of Hudbay.

Hudbay has also filed a registration statement on Form F-10 with the SEC relating to the common shares it proposes to issue to Augusta shareholders in connection with the Offer that includes the Offer and Circular as a prospectus, and also has filed all other tender offer documents required under applicable Canadian and United States securities regulations.

The information set forth in the Offer and Circular (as previously amended, the “Original Offer and Circular”), the Letter of Transmittal and the Notice of Guaranteed Delivery, each as previously amended, filed, respectively, as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) to the Schedule TO, including all schedules, exhibits and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of information required to be included in, or covered by, this Schedule TO, and is supplemented by the information specifically provided herein.

GENERAL

The Offeror has extended the time for acceptance of the Offer to 5:00 p.m. (Toronto time) on July 2, 2014. Accordingly, the definition of “Expiry Date” in the “Glossary” section of the Original Offer and Circular is hereby deleted and replaced by the following:

“Expiry Date” means July 2, 2014 or such later date or dates to which the Offer may be extended from time to time by the Offeror in accordance with Section 5 of the Offer, “Extension, Variation or Change of the Offer”;

In addition, all references to “5:00 p.m. (Toronto time) on June 20, 2014” in the Original Offer and Circular are amended to refer to “5:00 p.m. (Toronto time) on July 2, 2014”.

ITEM 10.  FINANCIAL STATEMENTS

The first sentence of the first paragraph under the heading “Summary of the Offeror’s Historical and Pro Forma Financial Information” on page 36 of the Original Offer and Circular is hereby deleted and replaced by the following:

“Augusta Shareholders should refer to Schedule “B” to this Offer and Circular for the Offeror’s unaudited pro forma consolidated financial statements of the Offeror as at and for the three months ended March 31, 2014, and for the year ended December 31, 2013, giving effect to the proposed acquisition of all of the issued and outstanding Augusta Shares in the manner set forth therein.”

The second paragraph under the heading “Summary of the Offeror’s Historical and Pro Forma Financial Information” on page 36 of the Original Offer and Circular is hereby deleted and replaced by the following:

“The tables set out below include a summary of (i) the Offeror’s historical consolidated financial information as at and for the years ended December 31, 2013 and 2012 and the three months ended March 31, 2014 and 2013 prepared in accordance with IFRS, and (ii) the unaudited pro forma condensed consolidated financial information for the Offeror as at and for the three months ended March 31, 2014, and for the year ended December 31, 2013. The historical financial information as at and for the years ended December 31, 2013 and 2012 and the three months ended March 31, 2014 and 2013 has been derived from the Offeror’s consolidated financial statements, which are incorporated by reference herein. The unaudited pro forma consolidated financial information for the Offeror has been derived from: (i) the unaudited pro forma consolidated financial information of the Offeror and Augusta as at and for the three months ended March 31, 2014; and (ii) the audited consolidated financial statements of the Offeror and Augusta for the year ended December 31, 2013.”

The second sentence of the third paragraph under the heading “Summary of the Offeror’s Historical and Pro Forma Financial Information” on page 36 of the Original Offer and Circular is hereby deleted and replaced by the following:

“The summary unaudited pro forma consolidated financial information for the Offeror gives effect to the proposed acquisition of Augusta as if it had occurred as at March 31, 2014, for the purposes of the pro forma consolidated balance sheet information and as at January 1, 2013 for the purposes of the pro forma consolidated statement of earnings for the year ended December 31, 2013 and the three months ended March 31, 2014.”

That certain table “Summary of Historical Financial Information of the Offeror” on page 37 of the Original Offer and Circular is hereby deleted and replaced by the following:

Summary of Historical Financial Information of the Offeror

(in millions of $ except per share information)

	3 months ended March 31,		12 months ended December 31,
	2014	2013	2013	2012
Certain Income Statement Data
Revenue	106.8	119.9	516.8	702.6
Gross Profit	10.1	24.7	80.0	193.9
Results from operating activities	(16.1)	2.9	(6.9)	101.7
(Loss) profit from continuing operations	(27.2)	1.9	(109.3)	(23.5)
Loss from discontinued operations, net of taxes	—	—	—	—
Loss for the period/year	(27.2)	1.9	(109.3)	(23.5)
Loss per share (basic and diluted)(1)	(0.15)	0.01	(0.59)	(0.12)
Ratio of earnings to fixed charges	(1.2)	0.6	(0.8)	(3.6)

	As at: March 31		As at: Year ended December 31
	2014	2013	2013	2012
Certain Balance Sheet Data
Cash and cash equivalents	764.0	1,050.5	631.4	1,337.1
Property, plant and equipment	2,983.2	1,950.7	2,665.1	1,732.2
Current assets	1,080.4	1,312.9	925.2	1,527.7
Non-current assets	3,320.8	2,195.8	2,918.8	1,948.8
Total assets	4,401.2	3,508.7	3,844.0	3,476.5
Current liabilities	419.8	371.0	342.0	345.7
Long-term debt	856.5	488.4	779.3	479.5
Equity	1,856.7	1,659.0	1,627.7	1,653.5
Total liabilities and equity	4,401.2	3,508.7	3,844.0	3,476.5
Book value per share	10.0	9.6	9.5	9.6

(1)    Attributable to owners.

That certain table “Summary of Unaudited Pro Forma Consolidated Financial Information of the Offeror” on page 38 of the Original Offer and Circular is hereby deleted and replaced by the following:

Summary of Unaudited Pro Forma Consolidated Financial Information of the Offeror

(in millions of $ except per share information)

	Year ended	Year ended	Year ended
	December 31,	December 31.	December 31,
	2013	2013	2013
	100%	33%	51%
Certain Income Statement Data
Revenue	516.8	516.8	516.8

Gross Profit	80.0	80.0	80.0
Results from operating activities	(15.1)	(6.9)	(15.1)
(Loss) profit for the period/year	(108.6)	(103.2)	(108.6)
(Loss) profit attributable to owners of the Company	(100.7)	(95.3)	(97.4)
(Loss) profit per share (basic and diluted) (1)	(0.47)	(0.53)	(0.51)
Ratio of earnings to fixed charges	(0.7)	(0.7)	(0.7)
Certain Balance Sheet Data
Cash and cash equivalents	620.7	618.4	620.7
Property, plant and equipment	3,342.6	2,665.1	3,352.1
Current assets	939.7	912.2	939.7
Non-current assets	3,565.2	3,027.2	3,574.7
Total assets	4,504.9	3,939.4	4,514.4
Current liabilities	449.4	342.0	449.4
Long-term debt	786.0	779.3	786.0
Equity	2,022.3	1,723.1	2,028.1
Total liabilities and equity	4,504.9	3,939.4	4,514.4
Book value per share	9.5	9.6	10.7

		3 months ended
	March 31	March 31	March 31
	2014	2014	2014
	100%	33%	51%
Certain Income Statement Data
Revenue	106.8	106.8	106.8

Gross Profit	10.1	10.1	10.1
Results from operating activities	(19.6)	(16.1)	(19.6)

(Loss) profit for the period/year	(29.9)	(29.7)	(29.9)
(Loss) profit attributable to owners of the Company	(29.8)	(29.6)	(28.5)
(Loss) profit per share (basic and diluted) (1)	(0.13)	(0.15)	(0.14)
Ratio of earnings to fixed charges	(1.2)	(1.3)	(1.1)
Certain Balance Sheet Data
Cash and cash equivalents	755.2	751.0	755.2
Property, plant and equipment	3,704.1	2,983.2	3,716.8
Current assets	1,099.5	1,067.4	1,099.5
Non-current assets	3,966.7	3,390.0	3,979.4
Total assets	5,066.2	4,457.4	5,078.9
Current liabilities	548.1	419.8	548.1
Long-term debt	856.5	856.5	856.5
Equity	2,236.4	1,912.9	2,244.1
Total liabilities and equity	5,066.2	4,457.4	5,078.9
Book value per share	9.8	9.9	11.0

(1)    Attributable to owners.

The paragraph under the heading “Consolidated Capitalization” on page 39 of the Original Offer and Circular is hereby deleted and replaced by the following:

“As at the date hereof, there have been no material changes in the Hudbay Share or loan capitalization of the Offeror since March 31, 2014, other than the last draw down of approximately $35.5 million pursuant to the equipment financing facility the Offeror has entered into with Cat Financial (the “Equipment Financing Loan”). The following table sets forth the consolidated capitalization of the Offeror: (i) as at March 31, 2014; (ii) as at March 31, 2014 after giving effect to the last draw down under the Equipment Financing Loan and before giving effect to the Offer; (iii) as at March 31, 2014 after giving effect to the last draw down under the Equipment Financing Loan and the acquisition in the Offer of all of the issued and outstanding Augusta Shares; (iv) as at March 31, 2014 after giving effect to the last draw down under the Equipment Financing Loan and the acquisition in the Offer of 33% of the issued and outstanding Augusta Shares (including Augusta Shares held by the Offeror and its affiliates prior to the commencement of the Offer); and (v) as at March 31, 2014 after giving effect to the last draw down under the Equipment Financing Loan and the acquisition in the Offer of 51% of the issued and outstanding Augusta Shares (including Augusta Shares held by the Offeror and its affiliates prior to the commencement of the Offer).”

That certain table “Consolidated Capitalization” on page 39 of the Original Offer and Circular is hereby deleted and replaced by the following:

Consolidated Capitalization

(Dollar amount in thousands)

	Actual, March 31, 2014	After giving effect to the last drawdown under the equipment financing facility before giving effect to the Offer	After giving effect to the Offer and last drawdown under the equipment financing facility(4)	After giving effect to the Offer and last drawdown under the equipment financing facility(4)	After giving effect to the Offer and last drawdown under the equipment financing facility(4)
			100%	33%	51%
Cash and cash equivalents(1)	$764,001	$764,001	$755,207	$751,001	$755,207
Debt (including current maturities):
Existing Credit Facilities(2)	—	—	—	—	—
Other secured debt (1), (3)	$57,450	$92,994	$92,994	$92,994	$92,994
Total secured debt	$57,450	$92,994	$92,994	$92,994	$92,994

Total senior unsecured debt	$808,048	$808,048	$808,048	$808,048	$808,048
Long-term debt incurred in Offer (including current portion) (4)	—	—	$117,094	—	$117,094
Total debt	$865,498	$901,042	$1,018,136	$901,042	$1,018,136

Equity	$1,856,733	$1,856,733	$1,856,733	$1,856,733	$1,856,733
Shares issued pursuant to the Offer	—	—	$406,926	$76,782	$172,724
Total equity	$1,856,733	$1,856,733	$2,263,659	$1,933,515	$2,029,457
Total capitalization(1)	$2,722,231	$2,757,775	$3,281,795	$2,834,557	$3,047,593

(1)         Reflects the United States dollar/Canadian dollar closing exchange rate as reported by the Bank of Canada as at March 31, 2014.

(2)         As of March 31, 2014, there were no borrowings outstanding under the Credit Facility. As of March 31, 2014, the Offeror had commitments available to be borrowed under its credit facility of US$87 million (based on the maximum availability, equal to the lesser of US$100 million and a borrowing base related to accounts receivable and inventory of the Manitoba business unit); however, borrowing capacity was reduced by $64.1 million of letters of credit outstanding on such date.

(3)         Includes the drawn portion of the equipment financing facility for the Constancia mobile fleet which the Offeror has entered into with Cat Financial. Does not include other available credit facilities.

(4)         Refer to the unaudited pro forma consolidated financial statements of the Offeror for the three months ended March 31, 2014 attached as Schedules B, D and E to this Offer and Circular for details regarding the assumptions used to calculate the effect of the Offer.

Schedules “B”, “D” and “E” to the Original Offer and Circular are hereby deleted and replaced with the following:

SCHEDULE B

UNAUDITED PRO FORMA FINANCIAL STATEMENT

Hudbay Minerals Inc.

Pro Forma Consolidated Financial Statements

(Unaudited)

March 31, 2014

(expressed in thousands of Canadian dollars)

Hudbay Minerals Inc.

Pro Forma Consolidated Balance Sheet

(Unaudited) As at March 31, 2014

(expressed in thousands of Canadian dollars)

	Hudbay $	Augusta $	Adjustments $	Note 4	Pro forma consolidated $
		(note 1)
Assets

Current assets
Cash and cash equivalents	764,001	6,635	(15,429)	(b),(c),(f)	755,207
Trade and other receivables	117,336	9,082	—		126,418
Inventories	81,217	—	—		81,217
Prepaid expenses and other current assets	71,533	18,615	—		90,148
Other financial assets - current	6,077	193	—		6,270
Taxes receivable	40,242	—	—		40,242

Total current assets	1,080,406	34,525	(15,429)		1,099,502

Receivables	61,586	—	—		61,586
Inventories	7,783	—	—		7,783
Prepaid expenses	492	—	—		492
Other financial assets - long-term	144,806	2,086	(78,630)	(g),(h)	68,262
Intangible assets - computer software	13,329	1,521	—		14,850
Property, plant and equipment	2,983,210	332,559	388,322	(d)	3,704,091
Goodwill	74,185	—	—		74,185
Deferred tax assets	35,436	—	—		35,436

Total assets	4,401,233	370,691	294,263		5,066,187

Liabilities

Current liabilities
Trade and other payables	282,933	7,857	—		290,790
Taxes payable	105	—	—		105
Other liabilities	44,692	3,292	—		47,984
Other financial liabilities - current	12,530	117,094	—		129,624
Long-term debt	9,028	—	—		9,028
Deferred revenue	70,524	—	—		70,524

Total current liabilities	419,812	128,243	—		548,055

Other financial liabilities	18,697	7,167	(7,167)	(e)	18,697
Long-term debt	856,470	6,780	(6,780)	(e)	856,470
Deferred revenue	597,472	—	—		597,472
Provisions	155,156	—	—		155,156
Pension obligations	39,290	—	—		39,290
Other employee benefits	154,786	—	—		154,786
Deferred tax liabilities	302,817	3,233	153,775	(d)	459,825

Total liabilities	2,544,500	145,423	139,828		2,829,751

Shareholders’ Equity

Share capital (note 5)	1,188,217	245,483	161,443	(a),(c),(e),(f),(j)	1,595,143
Reserves	133,680	31,768	(40,970)	(a),(e),(g),(h),(i),(j)	124,478
Retained earnings	535,909	(51,983)	33,962	(a),(b),(h)	517,888

Total equity attributable to Hudbay shareholders	1,857,806	225,268	154,435		2,237,509

Non-controlling interest	(1,073)	—	—		(1,073)

Total equity	1,856,733	225,268	154,435		2,236,436

Total liabilities and shareholders’ equity	4,401,233	370,691	294,263		5,066,187

The accompanying notes are an integral part of these pro forma consolidated financial statements.

Hudbay Minerals Inc.

Pro Forma Consolidated Statement of Loss

(Unaudited) For the three months ended March 31, 2014

(expressed in thousands of Canadian dollars)

	Hudbay $	Augusta $	Adjustments $	Note 4	Pro forma consolidated $
		(note 1)

Revenue	106,779	—	—		106,779

Cost of sales
Mine operating costs	81,283	—	—		81,283
Depreciation and amortization	15,427	—	—		15,427

	96,710	—	—		96,710

Gross profit	10,069	—	—		10,069

Selling and administrative expenses	14,065	3,487	—		17,552

Exploration and evaluation	1,942	26	—		1,968

Other operating income and expenses	3,613	—	—		3,613

Loss on disposal of subsidiary	6,512	—	—		6,512

Results from operating activities	(16,063)	(3,513)	—		(19,576)

Finance income	(780)	(112)	—		(892)

Finance expenses	2,382	122	(122)	(e)	2,382

Other finance losses	6,474	4,475	(4,743)	(e) (i)	6,206

Net finance expense	8,076	4,485	(4,865)		7,696

Loss before tax	(24,139)	(7,998)	4,865		(27,272)

Tax expense (recovery)	3,080	(490)	—		2,590

Loss for the period	(27,219)	(7,508)	4,865		(29,862)

Attributable to
Owners of the Company	(27,129)	(7,508)	4,865		(29,772)
Non-controlling interests	(90)	—	—		(90)

Loss for the period	(27,219)	(7,508)	4,865		(29,862)

Loss per share attributable to owners of the Company
Basic and diluted (note 6)	(0.15)	(0.05)			(0.13)

Weighted average number of common shares outstanding
Basic and diluted (in thousands)	186,032	145,240			227,640

The accompanying notes are an integral part of these pro forma consolidated financial statements.

Hudbay Minerals Inc.

Pro Forma Consolidated Statement of Loss

(Unaudited) For the year ended December 31, 2013

(expressed in thousands of Canadian dollars)

	Hudbay $	Augusta $	Adjustments $	Note 4	Pro forma consolidated $
		(note 1)

Revenue	516,801	—	—		516,801

Cost of sales
Mine operating costs	360,085	—	—		360,085
Depreciation and amortization	76,714	—	—		76,714

	436,799	—	—		436,799

Gross profit	80,002	—	—		80,002

Selling and administrative expenses	39,956	6,737	—		46,693

Exploration and evaluation	23,286	1,493	—		24,779

Other operating income	(913)	—	—		(913)

Other operating expenses	9,197	—	—		9,197

Asset impairment loss	15,356	—	—		15,356

Results from operating activities	(6,880)	(8,230)	—		(15,110)

Finance income	(3,494)	(811)	—		(4,305)

Finance expenses	8,921	249	(206)	(e)	8,964

Other finance losses (gains)	43,697	(826)	(7,181)	(e),(h),(i)	35,690

Net finance expense (income)	49,124	(1,388)	(7,387)		40,349

Loss before tax	(56,004)	(6,842)	7,387		(55,459)

Tax expense (recovery)	53,272	(151)	—		53,121

Loss for the year	(109,276)	(6,691)	7,387		(108,580)

Attributable to
Owners of the Company	(101,359)	(6,691)	7,387		(100,663)
Non-controlling interests	(7,917)	—	—		(7,917)

Loss for the year	(109,276)	(6,691)	7,387		(108,580)

Loss per share attributable to owners of the Company
Basic and diluted (note 6)	(0.59)	(0.05)			(0.47)

Weighted average number of common shares outstanding
Basic and diluted (in thousands)	172,048	144,293			213,656

The accompanying notes are an integral part of these pro forma consolidated financial statements.

Hudbay Minerals Inc.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited) March 31, 2014

(expressed in thousands of Canadian dollars)

1                      Basis of presentation

The unaudited pro forma consolidated balance sheet of Hudbay Minerals Inc. (the “Company” or “Hudbay”) as at March 31, 2014 and the unaudited pro forma consolidated statements of loss for the three months ended March 31, 2014 and for the year ended December 31, 2013 have been derived by management based on financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”), for illustrative purposes only, after giving effect to the proposed acquisition of Augusta Resource Corporation (“Augusta”) by the Company. Adjustments applied are directly attributable to the transaction, factually supportable, and expected to have a continuing impact. Terms not otherwise defined herein have the meanings given thereto in the Company’s offer and take-over bid circular dated February 10, 2014, as amended.

These unaudited pro forma consolidated financial statements have been compiled as follows:

a)                  an unaudited pro forma consolidated balance sheet giving effect to the transaction described in note 3, as if the transaction occurred on March 31, 2014 combining:

•                      the unaudited condensed consolidated interim balance sheet of the Company as at March 31, 2014; and,

•                      the unaudited condensed interim consolidated statement of financial position of Augusta as at March 31, 2014.

b)                  an unaudited pro forma consolidated statement of loss for the three months ended March 31, 2014, which assumes the transaction occurred as of January 1, 2013, combining:

•                  the unaudited condensed consolidated interim income statement of the Company for the three months ended March 31, 2014; and,

•                  the unaudited condensed interim consolidated statement of comprehensive loss of Augusta for the three months ended March 31, 2014.

c)                   an unaudited pro forma consolidated statement of loss for the year ended December 31, 2013, which assumes the transaction occurred as of January 1, 2013, combining:

•                      the audited consolidated income statement of the Company for the year ended December 31, 2013; and

•                      the audited consolidated statement of comprehensive loss of Augusta for the year ended December 31, 2013.

It is management’s opinion that these unaudited pro forma consolidated financial statements include all adjustments necessary for the fair presentation, in all material respects, of the transactions described in notes 3 and 4 in accordance with IFRS, applied on a basis consistent with the Company’s accounting policies. The unaudited pro forma consolidated financial information is not necessarily indicative of the results of operations that might be obtained in the future.

The unaudited pro forma consolidated financial statements should be read in conjunction with the historical consolidated financial statements and notes thereto of the Company and Augusta.

Augusta’s financial statements are presented in United States dollars. For the purposes of these unaudited pro forma consolidated financial statements, line items have been translated into Canadian dollars at the following rates:

•                       March 31, 2014 balance sheet at the exchange rate of $1.1053;

•                       March 31, 2014 statement of loss at the average rate for the quarter of $1.1033; and

•                       December 31, 2013 statement of loss at the average rate for the year of $1.0299.

1

Hudbay Minerals Inc.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited) March 31, 2014

(expressed in thousands of Canadian dollars)

All foreign exchange rates have been obtained from the Bank of Canada website. Unless where otherwise noted, these unaudited pro forma consolidated financial statements and their accompanying notes are presented in Canadian dollars.

Prior to the transaction described in note 3, the Company owned 23,058,585 shares of Augusta, which were recorded on the unaudited condensed interim consolidated balance sheet of the Company as at March 31, 2014 at a fair value of $78,630 (cost of $69,058).

The allocation of the preliminary purchase price to reflect the fair values of the assets acquired and liabilities assumed is based on management’s estimate of such assets and liabilities and, accordingly, the adjustments that have been included in the pro forma consolidated balance sheet may be subject to change. For purposes of these pro forma financial statements, the excess of the purchase price over the estimated fair value of the net assets acquired has been allocated to property, plant and equipment. The final purchase price allocations may differ materially from the allocations included herein.

2                      Summary of significant accounting policies

These unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies, as set out in the audited consolidated financial statements of the Company as at December 31, 2013. Management has determined, based on their initial assessment, that certain adjustments are necessary to conform Augusta’s consolidated financial statements to the accounting policies used by the Company in the preparation of its consolidated financial statements:

a)                  Stock-based compensation - Augusta capitalizes stock-based compensation related to personnel that service their development project to development costs. Hudbay expenses similar charges to various income statement accounts. The amount of the cumulative impact is unknown at the current time.

b)                  Deposits and prepayments on long-lead equipment - Augusta presents this as a separate financial statement line item. Hudbay groups these assets within prepaid expenses and other current assets. An amount of $12,900 has been reclassified to conform to Hudbay policies.

3                      The transaction

Proposed transaction

Hudbay has offered to purchase 100% of the issued and outstanding common shares of Augusta, other than any Augusta Shares held directly or indirectly by Hudbay and its affiliates, including any Augusta Shares that may become issued and outstanding after the date hereof but before the expiry time upon the exercise, exchange or conversion of any convertible securities, together with the associated rights issued under the Shareholder Rights Plan.

The transaction will be accounted for as a business combination with Hudbay identified as the acquirer. A summary of the allocation of the preliminary purchase price to the acquired assets and liabilities assumed is as follows:

$

Preliminary purchase price
Hudbay share consideration (note 4(a(ii)))	406,926
Fair value of Augusta options settled in cash (note 4(f))	7,592
Fair value of Augusta warrants exchanged for Hudbay warrants (note 4(i))	370
Fair value of Augusta shares previously held by Hudbay (note 4(g))	71,037

Total consideration	485,925

2

Hudbay Minerals Inc.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited) March 31, 2014

(expressed in thousands of Canadian dollars)

The preliminary purchase price has been allocated to the following net assets based on their estimated fair values as of March 31, 2014:

	$	Pro forma presentation $

Assets acquired and liabilities assumed
Cash and cash equivalents (note 4(c),(f))		18,798

Accounts receivable	9,051
Due from related parties	31
Trade and other receivables		9,082

Prepaids and other	5,715
Deposits on long-lead equipment	12,900
Prepaid expenses and other current assets		18,615

Short-term investments	193
Other financial assets - current		193

Restricted funds	427
Other assets	1,659
Other financial assets		2,086

Other assets	1,521
Intangible assets - computer software		1,521

Development costs	209,348
Property, plant and equipment	96,029
Mineral properties	27,182
Property, plant and equipment		332,559

Current liabilities		(128,243)
Long-term liabilities		—
Deferred tax liabilities		(157,008)
Unallocated purchase price (note 1)		388,322

Total net assets acquired		485,925

The final purchase price and the fair value of the net assets of Augusta to be acquired will ultimately be determined after the closing of the transaction. Therefore, it is likely that the purchase price, including share consideration, and the fair values of assets acquired and liabilities assumed will vary from those shown above. These differences may be material.

4                      Pro forma assumptions and adjustments

The unaudited pro forma consolidated financial statements reflect the following assumptions and adjustments to give effect to the acquisition of all of the issued and outstanding common shares of Augusta as described in note 3 as if the transactions had occurred on January 1, 2013 for statement of loss items and March 31, 2014 for balance sheet items. Assumptions relating to the share price of Hudbay or Augusta have used the date of
May 13, 2014.

a)                  i)       An adjustment to eliminate the historical equity accounts of Augusta.

3

Hudbay Minerals Inc.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited) March 31, 2014

(expressed in thousands of Canadian dollars)

ii)    An adjustment to reflect the issuance of 41,607,958 Hudbay shares in exchange for 132,088,755 common shares of Augusta representing a share exchange ratio of 0.315 Hudbay share to 1 Augusta share. The closing price of Augusta shares on May 13, 2014 was $3.20. Future movements in share prices may impact the assumptions relating to the convertible securities and as a result the share numbers disclosed within.

b)                  An adjustment to reflect the transaction costs related to the transaction, including $7,000 of change of control payments and $13,000 in professional fees.

c)                   On December 16, 2013, Augusta announced that it has closed an additional loan facility for US$26,600 (the “Expanded Loan”) and has drawn down the first tranche of US$3,500. In connection with the Expanded Loan, Augusta paid an arrangement fee of US$1,120 and issued a total of 3,300,000 common share purchase warrants (“Warrants”) to the lender with an exercise price of US$2.12 per share, subject to amendment if certain conditions are not met. The Warrants expire on December 12, 2016.

An adjustment has been reflected for the impact of the exercise of these warrants upon change of control. The impact on the share consideration of the exercise of these warrants is an increase of cash of $7,620 and the issuance of an additional 1,039,500 Hudbay common shares.

d)                  An adjustment to reflect the fair value of the property, plant and equipment acquired, in excess of the book value and the resulting deferred tax liability, assuming an income tax rate of 39.6%. The applicable tax rate is based on the tax jurisdiction of the asset where it will be recovered through use.

e)                   Between September 4, 2013 and October 25, 2013, Augusta closed four tranches of a previously announced financing for a total of $10,000 in convertible unsecured notes. The convertible notes and the derivative liability related to the conversion option were recorded on Augusta’s statement of financial position at March 31, 2014 at $6,780 and $7,167, respectively. An adjustment has been made to reflect the conversion of these notes as they are assumed to be in-the-money using a weighted average conversion price of $2.69. An increase to share capital of $11,930 and an increase in the number of Hudbay shares outstanding of 1,174,321 was recorded. As a result of the derecognition of the convertible notes, an increase in equity of $2,017 is recorded in contributed surplus.

An adjustment was made to eliminate the gain (loss) for the changes in fair value of the derivative liability recorded by Augusta in its statement of comprehensive loss for the three months ended March 31, 2014 and for the year ended December 31, 2013 amounting to $5,075 and ($1,236), respectively.

An adjustment was also made to eliminate the finance costs associated with the convertible notes recorded by Augusta in the statement of comprehensive loss for the three months ended March 31, 2014 and the year ended December 31, 2013 of $122 and $206, respectively.

f)                    An adjustment to reflect the cash paid for the fair value of stock options issued by Augusta of $7,592, outstanding as at May 13, 2014 which are estimated to be out of-the-money. The options have been valued using a Black-Scholes model, using the share price of Augusta as at May 13, 2014, and the following assumptions: exercise prices ($2.78 to $4.35), life of options (2.91 to 3.29 years), interest rate (1.13%) and volatility rates (93.9% to 97.6%).

All other options that are estimated to be in-the-money as May 13, 2014, are assumed to be converted into common shares of Augusta, with the corresponding exercise price received as proceeds of $4,543.

g)                   An adjustment to remeasure the fair value of the Company’s existing investment in Augusta held prior to acquisition of control. This adjustment is recognized under the “Reserves” account in the pro forma consolidated balance sheet. This investment is designated as an available-for-sale investment by Hudbay, carried at fair value and all fair value changes are recognized in other comprehensive income (OCI), except for other than temporary decline in values recognized in the statement of comprehensive loss.

4

Hudbay Minerals Inc.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited) March 31, 2014

(expressed in thousands of Canadian dollars)

h)                  An adjustment to eliminate the Company’s existing investment in Augusta as at March 31, 2014 and an adjustment to eliminate the related accumulated fair value gains (losses) in reserves. Correspondingly, recognized fair value changes in the income statement amounting to $8,314 are eliminated for the year ended December 31, 2013.

i)                      An adjustment to reflect the warrants issued by Hudbay in exchange for the warrants issued by Augusta, outstanding as at May 13, 2014. For purposes of pro forma presentation, the warrants issued by Augusta are assumed to be out-of-the money (except for those noted in 4(c)) and therefore not exercised. Based on the exchange share ratio of Hudbay shares for Augusta shares (note 4(a)) of 0.315 to 1, respectively, 564,386 warrants are assumed to be issued on May 13, 2014. The warrants have been valued using a Black-Scholes model using the following assumptions: exercise price of $13.31, interest rate of 1.13%, life of warrants of 0.01 to 1.21 years and volatility rates of 42.8% to 48.3%.

An adjustment was made to eliminate gain (loss) arising in the three months ended March 31, 2014 and the year ended December 31, 2013 from remeasurement of warrants issued by Augusta recognized in its statement of comprehensive loss of ($332) and $103, respectively.

j)                     All unvested restricted shares and restricted share units of Augusta are assumed to vest immediately upon completion of the proposed transaction. An adjustment is made for the issuance of the common shares of $2,901.

5                      Pro forma share capital

	March 31, 2014
	Number of shares (000s)	$

Hudbay’s common shares outstanding	193,008	1,188,217
Hudbay’s common shares issued under the proposed transaction (note 4(a))	41,608	406,926

Pro forma share capital	234,616	1,595,143

6                      Pro forma loss per share

For the purposes of the unaudited pro forma consolidated financial statements, the loss per share has been calculated using the weighted average number of shares which would have been outstanding as at the period-end, after giving effect to the transaction described in notes 3 and 4 as if it had occurred on January 1, 2013.

	March 31, 2014 $	December 31, 2013 $

Actual weighted average number of Hudbay shares outstanding (thousands)	186,032	172,048
Assumed number of Hudbay shares issued to Augusta shareholders (note 4(a)) (thousands)	41,608	41,608

Pro forma weighted average number of Hudbay shares outstanding (thousands)	227,640	213,656

Pro forma loss attributable to owners of the Company (thousands)	(29,772)	(100,663)
Pro forma loss per share - basic and diluted	(0.13)	(0.47)

5

SCHEDULE D

UNAUDITED PRO FORMA FINANCIAL STATEMENT

Hudbay Minerals Inc.

Pro Forma Consolidated Financial Statements

(Unaudited)

March 31, 2014

(expressed in thousands of Canadian dollars)

Hudbay Minerals Inc.

Pro Forma Consolidated Balance Sheet

(Unaudited) As at March 31, 2014

(expressed in thousands of Canadian dollars)

	Hudbay $	Adjustments $	Note 4	Pro forma consolidated $

Assets

Current assets
Cash and cash equivalents	764,001	(13,000)	(b)	751,001
Trade and other receivables	117,336	—		117,336
Inventories	81,217	—		81,217
Prepaid expenses and other current assets	71,533	—		71,533
Other financial assets	6,077	—		6,077
Taxes receivable	40,242	—		40,242

Total current assets	1,080,406	(13,000)		1,067,406

Receivables	61586	—		61,586
Inventories	7,783	—		7,783
Prepaid expenses	492	—		492
Investment in Augusta	—	147,819	(a)	147,819
Other financial assets - long-term	144,806	(78,630)	(d)	66,176
Intangible assets - computer software	13,329	—		13,329
Property, plant and equipment	2,983,210	—		2,983,210
Goodwill	74,185	—		74,185
Deferred tax assets	35,436	—		35,436

Total assets	4,401,233	56,189		4,457,422

Liabilities

Current liabilities
Trade and other payables	282,933	—		282,933
Taxes payable	105	—		105
Other liabilities	44,692	—		44,692
Other financial liabilities - current	12,530	—		12,530
Long-term debt	9,028			9,028
Deferred revenue	70,524	—		70,524

Total current liabilities	419,812	—		419,812

Other financial liabilities	18,697	—	(e)	18,697
Long-term debt	856,470	—	(e)	856,470
Deferred revenue	597,472	—		597,472
Provisions	155,156	—		155,156
Pension obligations	39,290	—		39,290
Other employee benefits	154,786	—		154,786
Deferred tax liabilities	302,817	—		302,817

Total liabilities	2,544,500	—		2,544,500

Shareholders’ Equity

Share capital	1,188,217	76,782	(a)	1,264,999
Reserves	133,680	(9,572)	(c), (d)	124,108
Retained earnings	535,909	(11,021)	(b), (c)	524,888

Total equity attributable to Hudbay shareholders	1,857,806	56,189		1,913,995

Non-controlling interests	(1,073)	—		(1,073)

Total equity	1,856,733	56,189		1,912,922

Total liabilities and shareholders’ equity	4,401,233	56,189		4,457,422

The accompanying notes are an integral part of these pro forma consolidated financial statements.

Hudbay Minerals Inc.

Pro Forma Consolidated Statement of Loss

(Unaudited) For the three months ended March 31, 2014

(expressed in thousands of Canadian dollars)

	Hudbay $	Adjustments $	Note 4	Pro forma consolidated $

Revenue	106,779	—		106,779

Cost of sales
Mining operating costs	81,283	—		81,283
Depreciation and amortization	15,427			15,427

	96,710	—		96,710

Gross profit	10,069	—		10,069

Selling and administrative expenses	14,065	—		14,065

Exploration and evaluation	1,942	—		1,942

Other operating income and expenses	3,613	—		3,613

Loss on disposal of subsidiary	6,512	—		6,512

Results from operating activities	(16,063)	—		(16,063)

Finance income	(780)	—		(780)

Finance expenses	2,382	—		2,382

Other finance losses	6,474	—		6,474

Net finance expense	8,076	—		8,076

Share of investment in Augusta	—	(2,503)	(e)	(2,503)

Loss before tax	(24,139)	(2,503)		(26,642)

Tax expense	3,080	—		3,080

Loss for the period	(27,219)	(2,503)		(29,722)

Attributable to
Owners of the Company	(27,129)	(2,503)		(29,632)
Non-controlling interests	(90)	—		(90)

Loss for the period	(27,219)	(2,503)		(29,722)

Loss per share attributable to owners of the company
Basic and diluted (note 6)	(0.15)			(0.15)

Weighted average shares outstanding (thousands)
Basic and diluted (in thousands) (note 6)	186,032			193,883

The accompanying notes are an integral part of these pro forma consolidated financial statements.

Hudbay Minerals Inc.

Pro Forma Consolidated Statement of Loss

(Unaudited) For the year ended December 31, 2013

(expressed in thousands of Canadian dollars)

	Hudbay $	Adjustments $	Note 4	Pro forma consolidated $

Revenue	516,801	—		516,801

Cost of sales
Mining operating costs	360,085	—		360,085
Depreciation and amortization	76,714	—		76,714

	436,799	—		436,799

Gross profit	80,002	—		80,002

Selling and administrative expenses	39,956	—		39,956

Exploration and evaluation	23,286	—		23,286

Other operating income	(913)	—		(913)

Other operating expenses	9,197	—		9,197

Asset impairment loss	15,356	—		15,356

Results from operating activities	(6,880)	—		(6,880)

Finance income	(3,494)	—		(3,494)

Finance expenses	8,921	—		8,921

Other finance losses	43,697	(8,314)	(d)	35,383

Net finance expense	49,124	(8,314)		40,810

Share of investment in Augusta	—	(2,230)	(e)	(2,230)

Loss before tax	(56,004)	6,084		(49,920)

Tax expense	53,272	—		53,272

Loss for the year	(109,276)	6,084		(103,192)

Attributable to
Owners of the Company	(101,359)	6,084		(95,275)
Non-controlling interests	(7,917)	—		(7,917)

Loss for the year	(109,276)	6,084		(103,192)

Loss per share attributable to owners of the company
Basic and diluted (note 6)	(0.59)			(0.53)

Weighted average shares outstanding (thousands)
Basic and diluted (in thousands) (note 6)	172,048			179,899

The accompanying notes are an integral part of these pro forma consolidated financial statements.

Hudbay Minerals Inc.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited) March 31, 2014

(expressed in thousands of Canadian dollars)

1                      Basis of presentation

The unaudited pro forma consolidated balance sheet of Hudbay Minerals Inc. (the “Company” or “Hudbay”) as at March 31, 2014 and the unaudited pro forma consolidated statements of loss for the three months ended March 31, 2014 and for the year ended December 31, 2013 have been derived by management based on financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), for illustrative purposes only, after giving effect to the acquisition of a 33% interest in the share capital of Augusta Resource Corporation (“Augusta”) including common shares the Company owned prior to the Take-over Bid Circular, by the Company (note 3). Adjustments applied are directly attributable to the transaction, factually supportable, and expected to have a continuing impact. Terms not otherwise defined herein have the meanings given thereto in the Company’s offer and take-over bid circular February 10, 2014, as amended.

These unaudited pro forma consolidated financial statements have been compiled as follows:

a)                  an unaudited pro forma consolidated balance sheet giving effect to the transaction described in note 3, which assumes the transaction occurred on March 31, 2014 based on:

•                      the unaudited condensed consolidated interim balance sheet of the Company as at March 31, 2014; and

•                      information derived from the unaudited condensed interim consolidated statement of financial position of Augusta as at March 31, 2014.

b)                  An unaudited pro forma consolidated statement of loss for the three months ended March 31, 2014, which assumes the transaction occurred as of January 1, 2013, combining:

•                      the unaudited condensed consolidated interim income statement of the Company for the three months ended March 31, 2014; and

•                      information derived from the unaudited condensed consolidated interim statement of comprehensive loss of Augusta for the three months ended March 31, 2014.

c)                   an unaudited pro forma consolidated statement of loss for the year ended December 31, 2013, which assumes the transaction occurred as of January 1, 2013, based on:

•                      the audited consolidated income statement of the Company for the year ended December 31, 2013; and

•                      information derived from the audited consolidated statement of comprehensive loss of Augusta for the year ended December 31, 2013.

It is management’s opinion that these unaudited pro forma consolidated financial statements include all adjustments necessary for the fair presentation, in all material respects, of the transactions described in notes 3 and 4 in accordance with IFRS, applied on a basis consistent with the Company’s accounting policies. The unaudited pro forma consolidated financial information is not necessarily indicative of the results of operations that might be obtained in the future.

The unaudited pro forma consolidated financial statements should be read in conjunction with the historical consolidated financial statements and notes thereto of the Company and Augusta.

Augusta’s financial statements are presented in United States dollars. For the purposes of these unaudited pro forma consolidated financial statements, information derived from the Augusta financial statements has been translated into Canadian dollars at the following rates:

•                       March 31, 2014 balance sheet at the exchange rate of $1.1053;

1

Hudbay Minerals Inc.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited) March 31, 2014

(expressed in thousands of Canadian dollars)

•                       March 31, 2014 statement of loss at the average rate for the quarter of $1.1033; and

•                       December 31, 2013 statement of loss at the average rate for the year of $1.0299.

All foreign exchange rates have been obtained from the Bank of Canada website. Unless where otherwise noted, these unaudited pro forma consolidated financial statements and their accompanying notes are presented in Canadian dollars.

Prior to the transaction described in note 3, the Company owned 23,058,585 shares of Augusta which were recorded on the unaudited condensed interim consolidated balance sheet of the Company at March 31, 2014 at a fair value of $78,630 (cost of $69,058).

The Company assumes it will have significant influence over Augusta subsequent to the proposed transaction. The preliminary purchase price reflects the fair values of the identifiable net assets based on management’s estimate and, accordingly, the adjustments that have been included in the pro forma consolidated balance sheet may be subject to change. The final purchase price may differ materially from the amounts included herein.

2                      Summary of significant accounting policies

These unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies, as set out in the audited consolidated financial statements of the Company as at December 31, 2013. Management has determined, based on their initial assessment, that certain adjustments maybe necessary to conform Augusta’s consolidated financial statements to the accounting policies used by the Company in the preparation of its audited consolidated financial statements:

a)                  Stock based compensation - Augusta capitalizes stock based compensation related to personnel that service their development project to development costs. Hudbay expenses similar charges to various income statement accounts. The amount of the cumulative impact is unknown at the current time.

3                      The transaction

Proposed transaction

These pro forma financial statements have been prepared on the basis consistent with the terms of the Take-over Bid Circular, but under the assumption that Hudbay acquires 33% of the issued and outstanding common shares of Augusta, including any Augusta Shares held directly or indirectly by Hudbay and its affiliates prior to the Take-over Bid Circular.

The transaction will be accounted for as an investment in associate under the equity method. A summary of the preliminary purchase price to the acquired assets and liabilities assumed is as follows:

$

Preliminary purchase price
Hudbay share consideration (note 4(a))	76,782
Fair value of Augusta shares previously held by Hudbay (note 4(c))	71,037

Total consideration	147,819

The final purchase price and the Company’s share of Augusta’s fair value of the identifiable net assets acquired will ultimately be determined at the closing of the transaction. For these pro forma financial statements, the Company assumes that the fair value of net assets acquired is equal to the total consideration paid. It is likely that the purchase price, including share consideration, and the fair values of net assets acquired will vary from those shown above. These differences may be material.

2

Hudbay Minerals Inc.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited) March 31, 2014

(expressed in thousands of Canadian dollars)

4                      Pro forma assumptions and adjustments

The unaudited pro forma consolidated financial statements reflect the following assumptions and adjustments to give effect to the acquisition of 33% of the issued and outstanding common shares of Augusta as described in note 3 as if the transactions had occurred on January 1, 2013 for statement of loss items and March 31, 2014 for balance sheet items. Assumptions relating to the share price of Hudbay or Augusta have used the date of May 13, 2014.

a)                  An adjustment to reflect the issuance of 7,850,876 Hudbay shares in exchange for 24,923,415 common shares of Augusta representing a share exchange ratio of 0.315 Hudbay share to 1 Augusta share and an adjustment to recognize the related investment in Augusta. The closing price of Augusta shares on May 13, 2014 was $3.20. Future movements in share prices may impact the share numbers disclosed within.

b)                  An adjustment to reflect the transaction costs of $13,000 in professional fees.

c)                   An adjustment to re-measure the fair value of the Company’s existing investment in Augusta held prior to the investment becoming an associate. This adjustment is recognized under the “Reserves” account in the pro forma consolidated balance sheet. The investment is designated as an available-for-sale investment by Hudbay, carried at fair value and all fair value changes are recognized in other comprehensive income (OCI), except for declines in values which are significant or prolonged which are recognized in the Company’s consolidated income statement.

d)                  An adjustment to eliminate the Company’s existing investment in Augusta as at March 31, 2014, previously held as an available for sale investment and an adjustment to eliminate the related accumulated fair value gains (losses) in reserves. Correspondingly, recognized fair value changes in the income statement amounting to $8,314 are eliminated for the year ended December 31, 2013.

e)                   An adjustment to recognize Hudbay’s proportionate share of Augusta’s loss for the period.

5                      Pro forma share capital

	March 31, 2014
	Number of shares (000s)	$

Hudbay’s common shares outstanding	193,008	1,188,217
Hudbay’s common shares issued under the proposed transaction (note 4(a))	7,851	76,782

Pro forma share capital	200,859	1,264,999

3

Hudbay Minerals Inc.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited) March 31, 2014

(expressed in thousands of Canadian dollars)

6                      Pro forma loss per share

For the purposes of the unaudited pro forma consolidated financial statements, the loss per share has been calculated using the weighted average number of shares which would have been outstanding as at the year end, after giving effect to the transaction described in notes 3 and 4 as if it had occurred on January 1, 2013.

	March 31, 2014 $	December 31, 2013 $

Actual weighted average number of Hudbay shares outstanding (thousands)	186,032	172,048
Assumed number of Hudbay shares issued to Augusta shareholders (note 4(a)) (thousands)	7,851	7,851

Pro forma weighted average number of Hudbay shares outstanding (thousands)	193,883	179,899

Pro form loss attributable to owners of the Company (thousands)	(29,632)	(95,275)

Pro forma loss per share - basic and diluted	(0.15)	(0.53)

4

SCHEDULE E

UNAUDITED PRO FORMA FINANCIAL STATEMENT

Hudbay Minerals Inc.

Pro Forma Consolidated Financial Statements

(Unaudited)

March 31, 2014

(expressed in thousands of Canadian dollars)

Hudbay Minerals Inc.

Pro Forma Consolidated Balance Sheet

(Unaudited) As at March 31, 2014

(expressed in thousands of Canadian dollars)

	Hudbay $	Augusta $	Adjustments $	Note 4	Pro forma consolidated $
		(note 1)

Assets

Current assets
Cash and cash equivalents	764,001	6,635	(15,429)	(b),(c),(f)	755,207
Trade and other receivables	117,336	9,082	—		126,418
Inventories	81,217	—	—		81,217
Prepaid expenses and other current assets	71,533	18,615	—		90,148
Other financial assets - current	6,077	193	—		6,270
Taxes receivable	40,242	—	—		40,242

Total current assets	1,080,406	34,525	(15,429)		1,099,502

Receivables	61,586	—	—		61,586
Inventories	7,783	—	—		7,783
Prepaid expenses	492	—	—		492
Other financial assets - long-term	144,806	2,086	(78,630)	(g),(h)	68,262
Intangible assets - computer software	13,329	1,521	—		14,850
Property, plant and equipment	2,983,210	332,559	400,986	(d)	3,716,755
Goodwill	74,185	—	—		74,185
Deferred tax assets	35,436	—	—		35,436

Total assets	4,401,233	370,691	306,927		5,078,851

Liabilities

Current liabilities
Trade and other payables	282,933	7,857	—		290,790
Taxes payable	105	—	—		105
Other liabilities	44,692	3,292	—		47,984
Other financial liabilities - current	12,530	117,094	—		129,624
Long-term debt	9,028	—	—		9,028
Deferred revenue	70,524	—	—		70,524

Total current liabilities	419,812	128,243	—		548,055
			—
Other financial liabilities	18,697	7,167	(7,167)	(e)	18,697
Long-term debt	856,470	6,780	(6,780)	(e)	856,470
Deferred revenue	597,472	—	—		597,472
Provisions	155,156	—	—		155,156
Pension obligations	39,290	—	—		39,290
Other employee benefits	154,786	—	—		154,786
Deferred tax liabilities	302,817	3,233	158,790	(d)	464,840

Total liabilities	2,544,500	145,423	144,843		2,834,766

Shareholders’ Equity

Share capital (note 5)	1,188,217	245,483	(72,759)	(a),(c),(e),(f),(j)	1,360,941
Reserves	133,680	31,768	(40,970)	(a),(e),(g),(h),(i),(j)	124,478
Retained earnings (deficit)	535,909	(51,983)	33,962	(a),(b),(h)	517,888

Total equity attributable to Hudbay shareholders	1,857,806	225,268	(79,767)		2,003,307

Non-controlling interests	(1,073)	—	241,851	(a)	240,778

Total equity	1,856,733	225,268	162,084		2,244,085

Total liabilities and shareholders’ equity	4,401,233	370,691	306,927		5,078,851

The accompanying notes are an integral part of these pro forma consolidated financial statements.

Hudbay Minerals Inc.

Pro Forma Consolidated Statement of Loss

(Unaudited) For the three months ended March 31, 2014

(expressed in thousands of Canadian dollars)

	Hudbay $	Augusta $	Adjustments $	Note 4	Pro forma consolidated $
		(note 1)

Revenue	106,779	—	—		106,779

Cost of sales
Mining operating costs	81,283	—	—		81,283
Depreciation and amortization	15,427	—	—		15,427

	96,710	—	—		96,710

Gross profit	10,069	—	—		10,069

Selling and administrative expenses	14,065	3,487	—		17,552

Exploration and evaluation	1,942	26	—		1,968

Other operating income and expenses	3,613	—	—		3,613

Asset impairment loss	6,512	—	—		6,512

Results from operating activities	(16,063)	(3,513)	—		(19,576)

Finance income	(780)	(112)	—		(892)

Finance expenses	2,382	122	(122)	(e)	2,382

Other finance losses	6,474	4,475	(4,743)	(e),(i)	6,206

Net finance expense	8,076	4,485	(4,865)		7,696

Loss before tax	(24,139)	(7,998)	4,865		(27,272)

Tax expense (recovery)	3,080	(490)	—		2,590

Loss for the period	(27,219)	(7,508)	4,865		(29,862)

Attributable to
Owners of the Company	(27,129)	(7,508)	6,160		(28,477)
Non-controlling interests	(90)	—	(1,295)	(a)	(1,385)

Loss for the period	(27,219)	(7,508)	4,865		(29,862)

Loss per share attributable to owners of the Company
Basic and diluted (note 6)	(0.15)	(0.05)			(0.14)

Weighted average number of common shares outstanding
Basic and diluted (in thousands)	186,032	145,240			203,693

The accompanying notes are an integral part of these pro forma consolidated financial statements.

Hudbay Minerals Inc.

Pro Forma Consolidated Statement of Loss

(Unaudited) For the year ended December 31, 2013

(expressed in thousands of Canadian dollars)

	Hudbay $	Augusta $	Adjustments $	Note 4	Pro forma consolidated $
		(note 1)

Revenue	516,801	—	—		516,801

Cost of sales
Mine operating costs	360,085	—	—		360,085
Depreciation and amortization	76,714	—	—		76,714

	436,799	—	—		436,799

Gross profit	80,002	—	—		80,002

Selling and administrative expenses	39,956	6,737	—		46,693

Exploration and evaluation	23,286	1,493	—		24,779

Other operating income	(913)	—	—		(913)

Other operating expenses	9,197	—	—		9,197

Asset impairment loss	15,356	—	—		15,356

Results from operating activities	(6,880)	(8,230)	—		(15,110)

Finance income	(3,494)	(811)	—		(4,305)

Finance expenses	8,921	249	(206)	(e)	8,964

Other finance losses (gains)	43,697	(826)	(7,181)	(e),(h),(i)	35,690

Net finance expense (income)	49,124	(1,388)	(7,387)		40,349

Loss before tax	(56,004)	(6,842)	7,387		(55,459)

Tax expense (recovery)	53,272	(151)	—		53,121

Loss for the year	(109,276)	(6,691)	7,387		(108,580)

Attributable to
Owners of the Company	(101,359)	(6,691)	11,120		(96,930)
Non-controlling interests	(7,917)	—	(3,733)	(a)	(11,650)

Loss for the period	(109,276)	(6,691)	7,387		(108,580)

Loss per share attributable to owners of the Company
Basic and diluted	(0.59)	(0.05)			(0.51)
Weighted average number of common shares outstanding:
Basic and diluted (in thousands)	172,048	144,293			189,709

The accompanying notes are an integral part of these pro forma consolidated financial statements.

Hudbay Minerals Inc.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited) March 31, 2014

(expressed in thousands of Canadian dollars)

1                      Basis of presentation

The unaudited pro forma consolidated balance sheet of Hudbay Minerals Inc. (the “Company” or “Hudbay”) as at March 31, 2014 and the unaudited pro forma consolidated statements of loss for the three months ended March 31, 2014 and for the year ended December 31, 2013 have been derived by management based on financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), for illustrative purposes only, after giving effect to the proposed acquisition of 51% of the share capital of Augusta Resource Corporation (“Augusta”) including common shares the Company owned prior to the Take-over Bid Circular, by the Company (note 3). Adjustments applied are directly attributable to the transaction, factually supportable, and expected to have a continuing impact. Terms not otherwise defined herein have the meanings given thereto in the Company’s offer and take-over bid circular dated February 10, 2014, as amended.

These unaudited pro forma consolidated financial statements have been compiled as follows:

a)                  an unaudited pro forma consolidated balance sheet giving effect to the transaction described in note 3, as if the transaction occurred on March 31, 2014 combining:

•                  the unaudited condensed consolidated interim balance sheet of the Company as at March 31, 2014; and,

•                  the unaudited condensed interim consolidated statement of financial position of Augusta as at March 31, 2014.

b)                  an unaudited pro forma consolidated statement of loss for the three months ended March 31, 2014, which assumes the transaction occurred as of January 1, 2013, combining:

•                  the unaudited condensed consolidated interim income statement of the Company for the three months ended March 31, 2014; and,

•                  the unaudited condensed interim consolidated statement of comprehensive loss of Augusta for the three months ended March 31, 2014.

c)                   an unaudited pro forma consolidated statement of loss for the year ended December 31, 2013, which assumes the transaction occurred as of January 1, 2013, combining:

•                  the audited consolidated income statement of the Company for the year ended December 31, 2013; and

•                  the audited consolidated statement of comprehensive loss of Augusta for the year ended December 31, 2013.

It is management’s opinion that these unaudited pro forma consolidated financial statements include all adjustments necessary for the fair presentation, in all material respects, of the transactions described in notes 3 and 4 in accordance with IFRS, applied on a basis consistent with the Company’s accounting policies. The unaudited pro forma consolidated financial information is not necessarily indicative of the results of operations that might be obtained in the future.

The unaudited pro forma consolidated financial statements should be read in conjunction with the historical consolidated financial statements and notes thereto of the Company and Augusta.

Augusta’s financial statements are presented in United States dollars. For the purposes of these unaudited pro forma consolidated financial statements, line items have been translated into Canadian dollars at the following rates:

•                       March 31, 2014 (balance sheet) at the exchange rate of $1.1053;

•                       March 31, 2014 statement of loss at the average rate for the quarter of $1.1033; and

1

Hudbay Minerals Inc.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited) March 31, 2014

(expressed in thousands of Canadian dollars)

•                       December 31, 2013 statement of loss at the average rate for the year of $1.0299.

All foreign exchange rates have been obtained from the Bank of Canada website. Unless where otherwise noted, these unaudited pro forma consolidated financial statements and their accompanying notes are presented in Canadian dollars.

Prior to the transaction described in note 3, the Company owned 23,058,585 shares of Augusta, which were recorded on the unaudited condensed interim consolidated balance sheet of the Company as at March 31, 2014 at a fair value of $78,630 (cost of $69,058).

The allocation of the preliminary purchase price to reflect the fair values of the assets acquired and liabilities assumed is based on management’s estimate of such assets and liabilities and, accordingly, the adjustments that have been included in the pro forma consolidated balance sheet may be subject to change. For purposes of these pro forma financial statements, the excess of the purchase price over the estimated fair value of the net assets acquired has been allocated to property, plant and equipment. The final purchase price allocations may differ materially from the allocations included herein.

2                      Summary of significant accounting policies

These unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies, as set out in the audited consolidated financial statements of the Company as at December 31, 2013. Management has determined, based on their initial assessment, that certain adjustments are necessary to conform Augusta’s consolidated financial statements to the accounting policies used by the Company in the preparation of its consolidated financial statements:

2

Hudbay Minerals Inc.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited) March 31, 2014

(expressed in thousands of Canadian dollars)

a)                  Stock based compensation - Augusta capitalizes stock-based compensation related to personnel that service their development project to development costs. Hudbay expenses similar charges to various income statement accounts. The amount of the cumulative impact is unknown at the current time.

b)                  Deposits and prepayments on long-lead equipment - Augusta presents this as a separate financial statement line item. Hudbay groups these assets within prepaid expenses and other current assets. An amount of $12,900 has been reclassified to conform to Hudbay policies.

3                      The transaction

Proposed transaction

These pro forma financial statements have been prepared on the basis consistent with the terms of the Take-over Bid Circular, but under the assumption that Hudbay acquires 51% of the issued and outstanding common shares of Augusta, including any Augusta Shares held directly or indirectly by Hudbay and its affiliates prior to the Take-over Bid Circular, and any Augusta Shares that may become issued and outstanding after the date hereof but before the expiry time upon the exercise, exchange or conversion of any convertible securities, together with the associated rights issued under the Shareholder Rights Plan.

The transaction will be accounted for as a business combination with Hudbay identified as the acquirer. A summary of the allocation of the preliminary purchase price to the acquired assets and liabilities assumed is as follows:

Preliminary purchase price
Hudbay share consideration (note 4(a(ii)))	172,724
Fair value of Augusta options settled in cash (note 4(f))	7,592
Fair value of Augusta warrants exchanged for Hudbay warrants (note 4(i))	370
Fair value of Augusta shares previously held by Hudbay (note 4(g))	71,037

3

Hudbay Minerals Inc.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited) March 31, 2014

(expressed in thousands of Canadian dollars)

Total consideration	251,723

The preliminary purchase price has been allocated to the following net assets based on their estimated fair values as of March 31, 2014:

	$	Pro forma presentation $

Assets acquired and liabilities assumed
Cash and cash equivalents (note 4(c),(f))		18,798

Accounts receivable	9,051
Due from related parties	31
Trade and other receivables		9,082

Prepaids and other	5,715
Deposits on long-lead equipment	12,900
Prepaid expenses and other current assets		18,615

Short-term investments	193
Other financial assets - current		193

Restricted funds	427
Other assets	1,659
Other financial assets		2,086

Other assets	1,521
Intangible assets - computer software		1,521

Development costs	209,348
Property, plant, and equipment	96,029
Mineral properties	27,182
Property, plant and equipment		332,559

Current liabilities		(128,243)
Long-term liabilities		—
Deferred tax liabilities		(162,023)
Unallocated purchase price (note 1)		400,986

Total net assets		493,574
Less: Non-controlling interest		(241,851)

Total net assets acquired		251,723

The final purchase price and the fair value of the net assets of Augusta to be acquired will ultimately be determined after the closing of the transaction. Therefore, it is likely that the purchase price, including share consideration, and the fair values of assets acquired and liabilities assumed will vary from those shown above. These differences may be material.

4                      Pro forma assumptions and adjustments

The unaudited pro forma consolidated financial statements reflect the following assumptions and adjustments to give effect to the acquisition of 51% of the issued and outstanding common shares of Augusta as described in note 3 as if the

4

Hudbay Minerals Inc.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited) March 31, 2014

(expressed in thousands of Canadian dollars)

transactions had occurred on January 1, 2013 for statement of loss items and March 31, 2014 for balance sheet items. Assumptions relating to the share price of Hudbay or Augusta have used the date of May 13, 2014.

a)                  i)      An adjustment to eliminate the historical equity accounts of Augusta.

ii)     An adjustment to reflect the issuance of 17,660,966 Hudbay shares in exchange for 56,066,558 common shares of Augusta representing a share exchange ratio of 0.315 Hudbay share to 1 Augusta share. The closing price of Augusta shares on May 13, 2014 was $3.20. Future movements in share prices may impact assumptions relating to the convertible securities and, as a result, the share numbers disclosed within.

iii)    An adjustment to reflect the 49% non-controlling interest component of the pro forma adjustment.

b)                  An adjustment to reflect the transaction costs related to the transaction, including $7,000 of change of control payments and $13,000 in professional fees.

c)                   On December 16, 2013, Augusta announced that it has closed an additional loan facility for US$26,600 (the “Expanded Loan”) and has drawn down the first tranche of US$3,500. In connection with the Expanded Loan, Augusta paid an arrangement fee of US$1,120 and issued a total of 3,300,000 common share purchase warrants (“Warrants”) to the lender with an exercise price of US$2.12 per share, subject to amendment if certain conditions are not met. The Warrants expire on December 12, 2016.

An adjustment has been reflected in the pro forma consolidated financial statements related to this event as these additional warrants are in-the-money. The impact on the share consideration of the exercise of these warrants is an increase of cash of $7,620 and the issuance of an additional 1,039,500 Hudbay common shares.

d)                  An adjustment to reflect the fair value of the property, plant and equipment acquired, in excess of the book value and the resulting deferred tax liability, assuming an income tax rate of 39.6%. The applicable tax rate is based on the tax jurisdiction of the asset where it will be recovered through use.

e)                   Between September 4, 2013 and October 25, 2013, Augusta closed four tranches of a previously announced financing for a total of $10,000 in convertible unsecured notes. The convertible notes and the derivative liability related to the conversion option were recorded on Augusta’s statement of financial position at March 31, 2014 at $6,780 and $7,167, respectively. An adjustment has been made to reflect the conversion of these notes as they are assumed to be in-the-money using a weighted average conversion price of $2.69. An increase to share capital of $11,930 and an increase in the number of Hudbay shares outstanding of 1,174,321 was recorded. As a result of the derecognition of the convertible notes, an increase in equity of $2,017 is recorded in contributed surplus.

An adjustment was made to eliminate the gain (loss) for the changes in fair value of the derivative liability recorded by Augusta in its statement of comprehensive loss for the three months ended March 31, 2014 and the year ended December 31, 2013 amounting to $5,075 and ($1,236), respectively.

An adjustment was also made to eliminate the finance costs associated with the convertible notes recorded by Augusta in the statement of comprehensive loss for the three months ended March 31, 2014 and the year ended December 31, 2013 of $122 and $206, respectively.

f)                    An adjustment to reflect the cash paid for the fair value of stock options issued by Augusta of $7,592, outstanding as at May 13, 2014 which are estimated to be out of-the-money. The options have been valued using a Black-Scholes model, using the share price of Augusta as at May 13, 2014, and the following assumptions: exercise prices ($2.78 to $4.35), life of options (2.91 to 3.29 years), interest rate (1.13%) and volatility rates (93.9% to 97.6%).

All other options that are estimated to be in-the-money as May 13, 2014, are assumed to be converted into common shares of Augusta, with the corresponding exercise price received as proceeds of $4,543.

5

Hudbay Minerals Inc.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited) March 31, 2014

(expressed in thousands of Canadian dollars)

g)                   An adjustment to remeasure the fair value of the Company’s existing investment in Augusta held prior to acquisition of control. This adjustment is recognized under the “Reserves” account in the pro forma consolidated balance sheet. The investment is designated as an available-for-sale investment by Hudbay, carried at fair value and all fair value changes are recognized in other comprehensive income (OCI), except for other than temporary decline in values recognized in the statement of comprehensive loss.

h)                  An adjustment to eliminate the Company’s existing investment in Augusta as at March 31, 2014 and an adjustment to eliminate the related accumulated fair value gains (losses) in reserves. Correspondingly, recognized fair value changes in the income statement amounting to $8,314 are eliminated for the year ended December 31, 2013.

i)                      An adjustment to reflect the warrants issued by Hudbay in exchange for the warrants issued by Augusta, outstanding as at May 13, 2014. For purposes of pro forma presentation, the warrants issued by Augusta are assumed to be out-of-the money (except for those noted in 4((c) above) and therefore not exercised. Based on the exchange share ratio of Hudbay shares for Augusta shares (note 4(a)) of 0.315 to 1, respectively, 564,386 warrants are assumed to be issued on May 13, 2014. The warrants have been valued using a Black-Scholes model using the following assumptions: exercise price of $13.31, interest rate of 1.13%, life of warrants of 0.01 to 1.21 years and volatility rates of 42.8% to 48.3%.

An adjustment was made to eliminate gain (loss) arising in the three months ended March 31, 2014 and the year ended December 31, 2013 from remeasurement of warrants issued by Augusta recognized in its statement of comprehensive loss of ($332) and $103, respectively.

j)                     All unvested restricted shares and restricted share units of Augusta are assumed to vest immediately on completion of the proposed transaction. An adjustment is made for the issuance of the common shares of $2,901.

5                      Pro forma share capital

	March 31, 2014
	Number of shares (000s)	$

Hudbay’s common shares outstanding	193,008	1,188,217
Hudbay’s common shares issued under the proposed transaction (note 4(a))	17,661	172,724

Pro forma share capital	210,669	1,360,941

6                      Pro forma loss per share

For the purposes of the unaudited pro forma consolidated financial statements, the loss per share has been calculated using the weighted average number of shares which would have been outstanding as at the period-end, after giving effect to the transaction described in notes 3 and 4 as if it had occurred on January 1, 2013.

	March 31 2014 $	December 31, 2013 $

Actual weighted average number of Hudbay shares outstanding (thousands)	186,032	172,048
Assumed number of Hudbay shares issued to Augusta shareholders (note 4(a)) (thousands)	17,661	17,661

Pro forma weighted average number of Hudbay shares outstanding - basic and diluted (thousands)	203,693	189,709

6

Hudbay Minerals Inc.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited) March 31, 2014

(expressed in thousands of Canadian dollars)

Pro forma loss attributable to owners of the Company	(28,477)	(96,930)
Pro forma loss per share - basic and diluted	(0.14)	(0.51)

7

ITEM 12.  EXHIBITS

(a)(1)(xxxxxiii)	Notice of Variation and Extension dated June 20, 2014.*

(a)(1)(xxxxxiv)	Press release dated June 20, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on June 20, 2014).**

*                 Filed herewith.

**   Incorporated by reference.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUDBAY MINERALS INC.

	By:	/s/ Patrick Donnelly
		Name:	Patrick Donnelly
		Title:	Vice President, Legal and Corporate Secretary

Dated: June 20, 2014

EXHIBIT INDEX

(a)(1)(i)                  Offer and Circular dated February 10, 2014.**

(a)(1)(ii)                 Form of Letter of Transmittal.**

(a)(1)(iii)                Form of Notice of Guaranteed Delivery.**

(a)(1)(iv)                Press release dated February 9, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(v)                 Investor relations presentation regarding the Offer dated February 10, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(vi)                Investor relations presentation regarding Constancia Project (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(vii)               Early warning report under National Instrument 62-103 related to the Offer (incorporated by reference to Hudbay’s Form 6-K filed February 10, 2014).**

(a)(1)(viii)              Conference call transcript dated February 10, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(ix)                Newspaper advertisement dated February 11, 2014.**

(a)(1)(x)                 Annual Information Form of HudBay Minerals Inc. for the year ended December 31, 2012 (incorporated by reference to Exhibit 99.1 to Hudbay’s Form 40-F (Commission File No. 001-34244) filed with the Commission on March 28, 2013 (the “Form 40-F”)).**

(a)(1)(xi)                Annual Audited Consolidated Financial Statements of HudBay Minerals Inc. for the years ended December 31, 2012 and 2011 and notes and the auditor’s report in respect thereof, together with the credit supporter disclosure filed concurrently therewith (incorporated by reference to Exhibit 99.2 to the Form 40-F).**

(a)(1)(xii)               Management’s Discussion and Analysis of HudBay Minerals Inc. for the financial years ended December 31, 2012 and 2011 (incorporated by reference to Exhibit 99.3 to the Form 40-F).**

(a)(1)(xiii)              Unaudited Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2013, together with the Notes thereto (incorporated by reference to Exhibit 99.1 to Hudbay’s Form 6-K (Commission File No. 001-34244), furnished to the Commission on November 12, 2013).**

(a)(1)(xiv)              Management’s Discussion and Analysis for the Unaudited Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2013 (incorporated by reference to Exhibit 99.2 to Hudbay’s Form 6-K (Commission File No. 001-34244), furnished to the Commission on November 12, 2013).**

(a)(1)(xv)               Notice of Annual and Special Meeting of Shareholders and Management Information Circular dated April 5, 2013 in respect of the Annual and Special Meeting of Shareholders held on May 10, 2013 (incorporated by reference to Exhibit 99.2 to Hudbay’s Form 6-K (Commission File No. 001-34244), furnished to the Commission on April 10, 2013)**

(a)(1)(xvi)              Material Change Report dated February 14, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 14, 2014).**

(a)(1)(xvii)             The press release of HudBay Minerals Inc., dated February 19, 2014, in respect of the announcement of Hudbay’s fourth quarter 2013 financial results (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 19, 2014).**

(a)(1)(xviii)            Annual Audited Consolidated Financial Statements of HudBay Minerals Inc. for the years ended December 31, 2013 and 2012 and notes and the auditor’s report in respect thereof, together with the credit supporter disclosure filed concurrently therewith (incorporated by reference to Exhibits 99.2 and 99.5 to Hudbay’s Form 6-K filed February 20, 2014).**

(a)(1)(xix)              Management’s Discussion and Analysis of HudBay Minerals Inc. for the financial years ended December 31, 2013 and 2012 (incorporated by reference to Exhibit 99.1 to Hudbay’s Form 6-K filed February 20, 2014).**

(a)(1)(xx)               Investor relations presentation regarding Hudbay’s fourth quarter 2013 financial results dated February 20, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 20, 2014).**

(a)(1)(xxi)              Conference call transcript dated February 20, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 20, 2014).**

(a)(1)(xxii)             Interview transcript dated February 20, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 20, 2014).**

(a)(1)(xxiii)            Investor relations presentation dated February 2014 from the BMO Capital Markets 23rd Global Metals & Mining Conference (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 24, 2014).**

(a)(1)(xxiv)           Press release dated February 27, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 27, 2014).**

(a)(1)(xxv)            Interview transcript dated March 4, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on March 5, 2014).**

(a)(1)(xxvi)           Notice of Extension and Variation, dated March 14, 2014.**

(a)(1)(xxvii)          Press release dated March 14, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on March 14, 2014).**

(a)(1)(xxviii)         Material change report dated March 21, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on March 21, 2014).**

(a)(1)(xxix)           Notice of Variation and Extension dated March 31, 2014.**

(a)(1)(xxx)            Press release dated March 31, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on March 31, 2014).**

(a)(1)(xxxi)           Investor relations presentation dated April 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on April 3, 2014).**

(a)(1)(xxxii)          Material change report dated April 4, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on April 4, 2014).**

(a)(1)(xxxiii)         Press release dated April 14, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on April 14, 2014).**

(a)(1)(xxxiv)         Investor relations presentation dated April 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on April 14, 2014).**

(a)(1)(xxxv)          Notice of Change, dated April 24, 2014.**

(a)(1)(xxxvi)         Press release, dated April 24, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on April 24, 2014).**

(a)(1)(xxxvii)        Form of e-mail (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on April 29, 2014).**

(a)(1)(xxxviii)       Management’s Discussion and Analysis of Results of Operations and Financial Condition for the three months ended March 31, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on April 30, 2014).**

(a)(1)(xxxix)         Press release announcing the quarterly results for the first quarter of 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on April 30, 2014).**

(a)(1)(xxxx)          Management presentation dated May 1, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on May 1, 2014).**

(a)(1)(xxxxi)         Conference call transcript dated May 1, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on May 1, 2014).**

(a)(1)(xxxxii)        Notice of Variation and Extension dated May 5, 2014.**

(a)(1)(xxxxiii)       Press release dated May 5, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on May 5, 2014).**

(a)(1)(xxxxiv)       Presentation to Annual and Special Meeting of Shareholders dated May 8, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on May 7, 2014).**

(a)(1)(xxxxv)        Material change report dated May 9, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on May 9, 2014).**

(a)(1)(xxxxvi)       Presentation to Bank of America Merrill Lynch 2014 Global Metals, Mining & Steel Conference dated May 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on May 13, 2014).**

(a)(1)(xxxxvii)      Notice of Variation and Extension dated May 16, 2014.**

(a)(1)(xxxxviii)     Press release dated May 16, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on May 16, 2014).**

(a)(1)(xxxxix)                    Notice of Variation and Extension dated May 27, 2014.**

(a)(1)(xxxxx)        Press release dated May 27, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on May 27, 2014).**

(a)(1)(xxxxxi)       Notice of Variation and Extension dated June 9, 2014.**

(a)(1)(xxxxxii)      Press release dated June 9, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on June 9, 2014).**

(a)(1)(xxxxxiii)     Notice of Variation and Extension dated June 20, 2014.*

(a)(1)(xxxxxiv)    Press release dated June 20, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on June 20, 2014).**

*                 Filed herewith.

**   Incorporated by reference.